Exhibit 99.(a)(1)(D)

OFFER TO PURCHASE FOR CASH

BY

VALVOLINE INC.

OF

UP TO $1.0 BILLION IN VALUE OF ITS COMMON STOCK AT A PURCHASE PRICE

NOT GREATER THAN $40.00 PER SHARE NOR LESS THAN $35.00 PER SHARE

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT

12:00 MIDNIGHT, AT THE END OF THE DAY, NEW YORK CITY TIME, ON THURSDAY, JUNE 8, 2023,

UNLESS THE OFFER IS EXTENDED (SUCH DATE AND TIME, AS THEY MAY BE EXTENDED THE

“EXPIRATION TIME”) OR TERMINATED.

May 11, 2023

To Brokers, Dealers, Commercial Banks,

Trust Companies and Other Nominees:

We have been appointed by Valvoline Inc., a Kentucky corporation (the “Company”), to act as Information Agent in connection with its offer to purchase for cash shares of its common stock, par value $0.01 per share (the “shares”), having an aggregate purchase price of up to $1.0 billion at a price not greater than $40.00 per share nor less than $35.00 per share, to the seller in cash, less any applicable withholding taxes and without interest, through a modified “Dutch auction” tender offer upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 11, 2023 (the “Offer to Purchase”) and the related Letter of Transmittal (which, together with any supplements or amendments thereto, collectively constitute the “Offer”). Please furnish copies of the enclosed materials to those of your clients for whom you hold shares registered in your name or in the name of your nominee. Capitalized terms used herein without definition have the meanings set forth in the Offer to Purchase.

Tendering stockholders may specify a price not greater than $40.00 per share nor less than $35.00 per share (in increments of $0.25) at which they are willing to sell their shares pursuant to the Offer. On the terms and subject to the conditions of the Offer, the Company will designate a single per share price that the Company will pay for shares properly tendered and not properly withdrawn from the Offer, taking into account the total number of shares tendered and the prices specified by tendering stockholders. The Company will select the lowest purchase price, not greater than $40.00 per share nor less than $35.00 per share, that will allow it to purchase shares having an aggregate purchase price of $1.0 billion, or a lower amount depending on the number of shares properly tendered and not properly withdrawn (such purchase price, the “Final Purchase Price”). Only shares validly tendered at prices at or below the Final Purchase Price, and not properly withdrawn, will be eligible for purchase in the Offer. All shares acquired in the Offer will be acquired at the Final Purchase Price, including those shares tendered at a price lower than the Final Purchase Price. However, due to the “odd lot” priority, proration and conditional tender offer provisions described in the Offer to Purchase, all of the shares tendered may not be purchased if the number of shares properly tendered at or below the Final Purchase Price and not properly withdrawn have an aggregate value in excess of $1.0 billion (based on the Final Purchase Price). The Company reserves the right, in its sole discretion, to change the purchase price range per share and to increase or decrease the aggregate value of shares sought in the Offer, subject to applicable law. In accordance with the rules of the U.S. Securities and Exchange Commission, the Company may purchase in the Offer up to an additional 2% of its outstanding shares without amending or extending the Offer.

The Company will purchase only those shares properly tendered and not properly withdrawn upon the terms and conditions of the Offer. All shares accepted for payment will be paid promptly after the Expiration Time, to the seller in cash, less any applicable withholding taxes and without interest. At the maximum Final Purchase Price of $40.00 per share, the Company would purchase 25,000,000 shares if the Offer is fully subscribed, which would represent approximately 15.08% of the issued and outstanding shares as of May 5, 2023. At the minimum Final Purchase Price of $35.00 per share, the Company would purchase 28,571,429 shares if the Offer is fully subscribed, which would represent approximately 17.23% of the issued and outstanding shares as of May 5, 2023.

Shares not purchased in the Offer will be returned at the Company’s expense promptly following the expiration of the Offer. See Section 3 of the Offer to Purchase. The Company reserves the right, in its sole discretion, to change the per share purchase price options and to increase or decrease the aggregate value of shares sought in the Offer, subject to applicable law. See Sections 1 and 15 of the Offer to Purchase.

If the conditions of the Offer have been satisfied or waived and shares having an aggregate value (based on the Final Purchase Price) in excess of $1.0 billion (or such greater amount as the Company may elect to purchase, subject to applicable law) have been properly tendered at or below the Final Purchase Price and not properly withdrawn prior to the Expiration Time, the Company will purchase shares:

•

first, from all holders of “odd lots” of fewer than 100 shares who properly tender all of their shares at or below the Final Purchase Price and do not properly withdraw them before the Expiration Time;

•

second, from all other stockholders who properly tender shares at or below the Final Purchase Price, on a pro rata basis (except for stockholders who tendered shares conditionally for which the condition was not satisfied); and

•

third, only if necessary to permit the Company to purchase shares having an aggregate purchase price of $1.0 billion (or such greater amount as the Company may elect, subject to applicable law), from holders who have tendered shares conditionally at or below the Final Purchase Price (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose shares are conditionally tendered must have tendered all of their shares.

Because of the “odd lot” priority, proration and conditional tender provisions described above, the Company may not purchase all of the shares that you tender. See Sections 1, 3 and 6 of the Offer to Purchase.

Enclosed with this letter are copies of the following documents:

1. Offer to Purchase dated May 11, 2023;

2. Letter of Transmittal, for your use in accepting the Offer and tendering shares of and for the information of your clients;

3. A form of letter that may be sent to your clients for whose account you hold shares registered in your name or in the name of a nominee, with an Instruction Form provided for obtaining such client’s instructions with regard to the Offer;

4. Notice of Guaranteed Delivery with respect to shares, to be used to accept the Offer in the event you are unable to deliver the share certificates, together with all other required documents, to the Depositary before the Expiration Time, or if the procedure for book-entry transfer cannot be completed on a timely basis; and

5. IRS Form W-9 (including instructions).

The Offer is not conditioned on any minimum number of shares being tendered. The Offer is, however, subject to certain other conditions described in Section 7 of the Offer to Purchase.

We urge you to contact your clients as promptly as possible. Please note that the Offer, proration period and withdrawal rights will expire at 12:00 midnight, at the end of the day, New York City time, on Thursday, June 8, 2023, unless the Offer is extended.

Under no circumstances will interest be paid on the purchase price of the shares regardless of any extension of, or amendment to, the Offer or any delay in paying for such shares.

The Company will not pay any fees or commissions to any broker, dealer, commercial bank, trust company or other person (other than the Information Agent and the Dealer Managers, as described in the Offer to Purchase) in connection with the solicitation of tenders of shares pursuant to the Offer. However, the Company will, on request, reimburse you for customary mailing and handling expenses incurred by you in forwarding copies of the enclosed Offer materials to your clients. The Company will pay or cause to be paid any stock transfer taxes applicable to its purchase of shares pursuant to the Offer, except as otherwise provided in the Offer to Purchase and Letter of Transmittal (see Instruction 7 of the Letter of Transmittal).

Questions and requests for additional copies of the enclosed material may be directed to us at our address and telephone number set forth on the back cover of the Offer to Purchase.

Very truly yours,

Georgeson LLC

Nothing contained in this letter or in the enclosed documents shall render you or any other person the agent of the Company, the Depositary, the Dealer Managers, the Information Agent or any affiliate of any of them or authorize you or any other person to give any information or use any document or make any statement on behalf of any of them with respect to the Offer other than the enclosed documents and the statements contained therein.

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